

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Sam Lai
Chief Executive Officer
Hour Loop, Inc.
8201 164th Ave NE #200
Redmond, WA 98052-7615

> **Re: Hour Loop, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 29, 2021**
> **CIK No. 0001874875**

Dear Mr. Lai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise the cover page to clearly reflect that you are seeking to register the offering of Representative's Warrants (including the underlying common shares), in addition to the firm commitment public offering of your common stock. Refer to Item 501(b)(2) of Regulation S-K.

Prospectus Summary
Overview
Our Business, page 1

2. Please expand your disclosure to clarify the nature of your third-party seller relationship with Amazon and Walmart. In this regard, we note you disclose at page F-11 that in 2019, approximately 100% of your revenue was through or with the Amazon sales platform and in 2020, 100% of your net revenue was through or with the Amazon sales platform. If appropriate, also make corresponding revisions to your risk factor titled "Our revenue is dependent upon maintaining our relationship with Amazon" at page 21.

Continuous Process Optimization, page 5

3. Please expand your disclosure to explain your continuous process optimization and how you implement the same in your operations.

Improving Sales of Popular Items and Securing the Inventories Without Paying Higher Storage Fees by Partnering with Third Party Warehouses, page 9

4. Please expand your disclosure to clarify whether you have initiated the process of establishing relationships with third-party warehouses and, if so, the current status of such process.

Risk Factors
By purchasing common stock in this offering, you are bound by the fee-shifting provision..., page 26

5. Please revise your disclosure here and on page 90 to disclose the scope of the fee-shifting provision included in your bylaws, including the level of recovery required by the plaintiff to avoid payment. Disclose who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Use of Proceeds, page 36

6. Please revise to state with more specificity the approximate amount of proceeds to be used for each identified purpose. Also explain your references to the potential acquisition of "complementary compounds" and to the "pace of progress of our research and development."

7. We note the risk factor disclosure at page 35 that you "have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes" and that "management will have significant discretion and flexibility in applying the net proceeds of this offering," but please see Instruction 7 to Item 504 of Regulation S-K. If you have

no specific plan for the proceeds or a significant portion thereof, disclose that and state the principal reasons for the offering. See Item 504.

Capitalization, page 37

8.   Please revise your capitalization table to also disclose your accumulated other comprehensive loss since this is also a component of your total stockholders' equity.

Description of Business, page 39

9.   You disclose at page 45 that your key competitor is Amazon Retail. You state that it frequently buys the same brands you sell and then sells them at a loss. At page 40, you state that among "9.7 million sellers on Amazon, we believe we have two main competitive advantages," one of which is your "strong operations and sales teams." You identify advertising as one of their areas of specialization. Disclose in further detail how and where you advertise your products. As part of the expanded disclosure, please explain how your advertising and the other listed areas of specialization provide you with a competitive advantage over your competition, including Amazon Retail. Also explain your strategy for competing against a larger entity which sells the same products at a loss.

10.   Under "Affiliated Loans" at page 49, you refer to $1.2M in loans "previously advanced" to the registrant from your founding officers who are husband and wife. Please expand your disclosure to clarify when Mr. Lai and Ms. Yu advanced these loans to the registrant. Also, please file the related agreements as exhibits or explain why you have not filed them. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

11.   Please expand your disclosure to discuss in greater detail the basis for the changes in the revenue and cost of goods sold between periods, quantifying each underlying factor identified. For example, expand your discussion of revenue to quantify changes in price and changes in volume. Please provide corresponding disclosure for your net cash from operating activities. In addition, revise to quantify the specific impacts you have experienced to your results of operations and relevant metrics resulting from the COVID-19 pandemic. In that regard, we note you disclose on page 56 that your business operations were negatively impacted by disruptions in your supply chain, which limited your ability to source merchandise, and limits on products fulfillment placed by Amazon.

Management, page 60

12.   Please disclose Mr. Lenner's age. Refer to Item 401(a) of Regulation S-K.

Executive Compensation, page 67

13.   We note your disclosure in the Summary Compensation Table, including bonuses which comprised more than 75% of total compensation for both officers in 2020. Please provide under "Elements of Compensation" a narrative description of the bonuses paid to your Chief Executive Officer and Senior Vice President, including an explanation of how the amounts were determined. Refer to Item 402(o) of Regulation S-K. In addition, please expand your description of your employment agreements to disclose the guaranteed bonuses to your executive officers in 2022. In that regard, we note that Mr. Lai and Ms. Yu are each guaranteed a $100,000 cash bonus on December 31, 2022.

Also disclose with regard to the referenced bonuses for each of the husband and wife officers (who comprise two of the four directors) how ties will be broken in the event that the two independent directors vote the opposite way from the couple when determining whether the listed milestones have been met "as determined by the Board." You state that because you qualify as a controlled company, you do not intend to have a compensation committee.

Security Ownership of Certain Beneficial Owners and Management, page 77

14.   At page 79, you state that Sam Lai and Maggie Yu "who are husband and wife, beneficially owns 10,000,000 shares of the Company's common stock, representing 100.00% of the voting power of the Company's outstanding common stock. As a result, the Company is a 'controlled company'" for purposes of the Nasdaq Capital Market corporate governance standards. Please revise the beneficial ownership table to list each as owners of all 10M shares, and provide a footnote explaining the tabular presentation. In the alternative, explain why you believe that the registrant should be deemed a "controlled company."

Hour Loop, Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 - Nature of Operations and Summary of Significant Accounting Policies
Reorganization, page F-7

15.   Your disclosure indicates that on June 30, 2021, the Company completed a corporate reorganization to convert its status from an S Corporation to a C Corporation with an effective date of July 27, 2021. You also disclose that the retained earnings as of July 27, 2021 will be distributed to the S Corporation shareholders consistent with Internal Revenue Code 1362. If the adjustments resulting from the conversion to a C corporation include adjustments for items in addition to income taxes, please revise to disclose pro forma income taxes, net earnings and earnings per share on the face of your statements of operations for the latest fiscal year and subsequent interim period presented. Alternatively, if the resultant adjustments only affect income taxes, revise to disclose pro forma income taxes, net earnings and earnings per share for all periods presented. Additionally, a pro

forma balance sheet as of the latest period presented should be provided alongside the historical balance sheet giving effect to the distribution of retained earnings to the S Corporation shareholders. The notes to your financial statements should also be revised to explain the nature of your pro forma presentation. Your capitalization table included on page 37 of the filings should also be revised to include a separate column showing the pro forma effect of the distribution of retained earnings to the S Corporation shareholders.

Revenue Recognition, page F-9

16.   You disclose on page F-10 that you incurred shipping and handling costs of $7,159,519 and $5,856,417 for 2020 and 2019, respectively. Please revise to explain where these costs have been classified in your consolidated statement of operations.

General

17.   Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

     You may contact Tatiana Meadows, Staff Accountant, at (202) 551-3322 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.